EXHIBIT 99.1

Galapagos increases share capital through subscription right exercises

Mechelen, Belgium; 28 May 2020, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from subscription right exercises.

Galapagos issued 435,540 new ordinary shares on 28 May 2020, for a total capital increase (including issuance premium) of €17,914,162.40.

CEO Onno van de Stolpe exercised 40,000 subscription rights. Four other management board members exercised an aggregate number of 345,000 subscription rights. In addition, one member of the supervisory board exercised 2,520 subscription rights.

In accordance with Belgian transparency legislation1, Galapagos notes that its total share capital currently amounts to €352,968,964.92, the total number of securities conferring voting rights amounts to 65,254,562, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (formerly known as warrants) to subscribe to not yet issued securities conferring voting rights is (i) 4,948,307 subscription rights under several outstanding employee subscription right plans, which equals 4,948,307 voting rights that may result from the exercise of those subscription rights, and (ii) two warrants issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant warrant. This excludes the 2,280,500 subscription rights of Subscription Right Plan 2020 and Subscription Right Plan 2020 RMV, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market